

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Jack K. Heilbron
Chief Executive Officer
Murphy Canyon Acquisition Corp.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

      Re: **Murphy Canyon Acquisition Corp.**
                 Form S-4
                 Exhibit Nos. 10.19, 10.20, 10.21, 10.22, 10.23, 10.24
                 Filed May 12, 2023
                 File No. 333-271903

Dear Jack K. Heilbron:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                   Sincerely,

                                   Division of Corporation Finance